82-4086




MAIL PROCESSING
RECEIVED
SEP 04 2003
WASH, D.C.
187
SECTION


HONGKONG ELECTRIC GROUP

Hongkong Electric Holdings Limited

香港電燈集團有限公司

2003 Interim Report

CHAIRMAN'S STATEMENT

Half Year Results

The unaudited consolidated profit of the Group, after tax and Scheme of Control transfers, for the first six months of 2003 amounted to HK$2,193 million, a reduction of 5.9% compared to the same period last year. The profits from the Group's local activities decreased by 9.6% mainly due to an increase in tax charges and provisions resulting from the introduction of the new Statement of the Standard Accounting Practice on Income Taxes and an increase in tax rates, together with a 1.2% reduction in electricity sales compared to the same period last year due largely to the effect of Severe Acute Respiratory Syndrome (SARS) and the consequent general slowdown in the economy. This decrease was partly offset by an increase in profits from overseas activities.

Interim Dividend

The Directors have today declared an interim dividend of 58 cents (2002: 58 cents) per share payable to shareholders whose names appear in the Company's Register of Members on 25th September 2003.

The Register of Members will be closed from 18th September 2003 to 25th September 2003 both days inclusive. To qualify for the interim dividend, transfers should be lodged with the Registrars by 4:00 p.m. on 17th September 2003.

Operations

In Hong Kong, the outbreak of SARS in March seriously affected many of our customers, and particularly those in the restaurant, hotel, retail and business services sectors. As economic activity stalled, consumption of electricity was affected, and this together with the cooler weather experienced in the first half of 2003 compared to last year, resulted in sales of electricity for the first six months of 2003 being 1.2% below the same period last year.

In response to the difficulties faced by our customers worst affected by SARS, the Company implemented a scheme whereby these customers could benefit from a Company guarantee for a loan to cover up to three months of electricity charges, giving customers access to finance on very attractive terms.

The current weakness in demand for electricity exhibited during the first half of 2003 will continue to be closely monitored. In the short term, growth in unit sales and maximum demand will be supported by the final completion and occupation of a number of major property developments in the Company's supply areas; and in the medium and long term, electricity demand is expected to be stimulated by continuing population growth and the required infrastructure expansion. In order to cater for this growth, work on the extension of the Lamma Power Station continues. Site formation work and piling for the first 300 MW power unit have been substantially completed. As natural gas will be the fuel for future power units, a long term gas supply contract was signed in Beijing in March 2003 for the supply of natural gas from the Guangdong LNG terminal.

Overseas, our businesses in Australia continue to thrive. The contribution to the Group from Powercor and ETSA Utilities, together with the inclusion for the first time of CitiPower, acquired in equal partnership with Cheung Kong Infrastructure Holdings Limited in August 2002, has increased by 46.5% over last year.

Outlook

In Hong Kong, the Company continues to improve productivity and to re-assess all aspects of its operations in order that our consumers will benefit from all possible cost savings. The Company also has sufficient flexibility within its capital expenditure programme so that capital expenditure is aligned to demand growth, and therefore its asset base expands only as necessary to match economic and market circumstances. This is in line with our obligation to provide reliable electricity to satisfy current and future demand at the lowest cost to the consumer compatible with the terms of the Scheme of Control agreement with Government.

Profit diversification continues to be an important Group strategy, and the Group's strong financial position supports the ongoing worldwide search for suitable investment opportunities offering an acceptable return relative to the risks involved.

George C. Magnus
Chairman

Hong Kong, 7th August 2003

FINANCIAL REVIEW

Capital Expenditure, Liquidity, Financial Resources and Gearing Ratio

Capital expenditure during the period amounted to HK$972 million, which was primarily funded by internal sources. As at 30th June 2003, total external borrowings were HK$15,365 million (at 31st December 2002: HK$16,354 million), comprising unsecured bank loans, unsecured deferred creditors and debt securities in issue. In addition, undrawn committed credit facilities available to the Group totalled HK$4,700 million (at 31st December 2002: HK$4,480 million). Gearing ratio (net debt/shareholders' funds) at 30th June 2003 was 46% (at 31st December 2002: 50%).

Treasury Policies and Capital Structure

The Group continues to ensure that its businesses are financed from a variety of competitive sources and that committed facilities are available for future development. In addition, currency and interest risks are actively managed on a conservative basis.

As at 30th June 2003, external borrowings of the Group amounted to HK$15,365 million, with the following profile:

(1) 60% was either denominated or effectively hedged into Hong Kong dollars and 40% was either denominated or effectively swapped into Australian dollars;

(2) 62% was bank loans, 31% was capital market instruments and 7% was suppliers' credits;

(3) 21% was repayable within 1 year, 69% was repayable between 2 to 5 years and 10% was repayable beyond 5 years;

(4) 78% was fixed rate or capped rate based and 22% was floating rate.

It is the Group's treasury policy not to engage in speculative transactions. Foreign currency transaction exposure is managed in accordance with treasury guidelines, utilising forward contracts and interest and currency swaps. As at 30th June 2003, over 90% of the Group's transaction exposure was either hedged or denominated in Hong Kong or US dollars. Currency exposure arising from overseas investments is hedged by arranging comparable level of borrowings in the same currency as the underlying investments. Interest rate risk is managed through the use of interest rate swaps and caps. The contractual notional amounts of derivative instruments outstanding at 30th June 2003 amounted to HK$19,049 million (at 31st December 2002: HK$18,358 million) equivalent.

Contingent Liabilities

As at 30th June 2003, the Company has issued a performance guarantee for an associate and a letter of awareness in respect of banking facilities available to an associate amounting to HK$42 million (at 31st December 2002: HK$41 million).

As at 30th June 2003, the Company has given a counter indemnity for a subsidiary, guarantees in respect of credit facilities available to subsidiaries and financial commitments of subsidiaries totalling HK$11,845 million (at 31st December 2002: HK$12,691 million) equivalent. Out of this amount, HK$11,011 million, while being a contingent liability of the Company, is reflected in the Consolidated Balance Sheet of the Group.

Employees

The Group continues its policy of pay by performance and market pay rates are monitored constantly to ensure competitiveness is maintained. The Group's total remuneration costs for the six months ended 30th June 2003, excluding directors' emoluments, amounted to HK$510 million (2002: HK$534 million). As at 30th June 2003, the Group employed 2,173 (2002: 2,286) permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group also provides training for staff in language, computer knowledge, and the latest technology relevant to our industry as well as numerous job-related courses to enhance other more general skills and knowledge of our employees.

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th June 2003

	Note	Six months ended 30th June 2003 (HK$ million)	2002 (HK$ million) restated
Turnover	2	**5,207**	5,156
Direct costs		**(1,865)**	(1,798)
		3,342	3,358
Other revenue and net income		**453**	342
Other operating costs		**(265)**	(270)
Finance costs		**(333)**	(261)
Operating profit	3	**3,197**	3,169
Share of results of associates		**127**	99
Profit before taxation		**3,324**	3,268
Taxation	4	**(977)**	(518)
Profit after taxation		**2,347**	2,750
Scheme of Control transfers to:	5		
Development Fund		**(151)**	(417)
Rate Reduction Reserve		**(3)**	(3)
		(154)	(420)
Profit attributable to shareholders			
Local activities		**1,966**	2,175
Overseas activities		**227**	155
Total		**2,193**	2,330
Proposed interim dividend	6	**1,238**	1,238
Earnings per share	7	**103 cents**	109 cents
Proposed interim dividend per share	6	**58 cents**	58 cents

The notes on pages 9 to 14 form part of these accounts.

CONSOLIDATED BALANCE SHEET

At 30th June 2003

	Note	(Unaudited) At 30th June 2003 *(HK$ million)*	(Audited) At 31st December 2002 *(HK$ million)* restated
Assets			
Non-Current Assets			
Fixed assets			
— Property, plant and equipment		**42,214**	42,049
— Assets under construction		**2,941**	3,153
	8	**45,155**	45,202
Interest in associates		**7,675**	7,982
Other financial assets		**115**	405
Employee retirement benefit assets		**242**	228
		53,187	53,817
Current Assets			
Inventories		**409**	412
Trade and other receivables	9	**1,303**	1,062
Fuel clause account		**1,184**	1,235
Bank balances and other liquid funds	10	**273**	114
		3,169	2,823
Current Liabilities			
Trade and other payables	11	**(1,133)**	(1,344)
Bank overdrafts — unsecured		**(5)**	(10)
Current portion of bank loans and other borrowings		**(2,969)**	(3,270)
Taxation		**(703)**	(425)
		(4,810)	(5,049)
Net Current Liabilities		**(1,641)**	(2,226)
Total Assets Less Current Liabilities		**51,546**	51,591
Non-Current Liabilities			
Interest-bearing borrowings		**(11,313)**	(11,890)
Deferred creditors		**(866)**	(972)
Customers' deposits		**(1,363)**	(1,350)
Deferred taxation		**(5,169)**	(4,671)
Employee retirement benefit liabilities		**(85)**	(79)
		(18,796)	(18,962)
Rate Reduction Reserve		**(8)**	(10)
Development Fund		**(246)**	(139)
Net Assets		**32,496**	32,480
Capital and Reserves			
Share capital	12	**2,134**	2,134
Reserves		**30,362**	30,346
		32,496	32,480

The notes on pages 9 to 14 form part of these accounts.

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th June 2003

	Six months ended 30th June	
	2003	2002
	(HK$ million)	*(HK$ million)*
Net cash from operating activities	**3,584**	2,826
Net cash from/(used in) investing activities	**926**	(1,887)
Net cash used in financing activities	**(4,346)**	(1,337)
Net increase/(decrease) in cash and cash equivalents	**164**	(398)
Cash and cash equivalents at beginning of period	**104**	573
Cash and cash equivalents at end of period	**268**	175
Analysis of the balances of cash and cash equivalents		
Bank balances and other liquid funds	**273**	180
Bank overdrafts — unsecured	**(5)**	(5)
	268	175

The notes on pages 9 to 14 form part of these accounts.

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th June 2003

(HK$ million)	Share Capital	Share Premium	Exchange Reserves	Revenue Reserves	Proposed Dividends	Total
At 1st January 2003						
— as previously reported	**2,134**	**4,476**	**89**	**28,040**	**2,412**	**37,151**
— prior year adjustment in respect of deferred taxation (see note 1)	**—**	**—**	**—**	**(4,671)**	**—**	**(4,671)**
— as restated	**2,134**	**4,476**	**89**	**23,369**	**2,412**	**32,480**
Exchange difference arising on translation of:						
— overseas subsidiaries	**—**	**—**	**148**	**—**	**—**	**148**
— overseas associates	**—**	**—**	**87**	**—**	**—**	**87**
Net gains not recognised in Profit and Loss Account	**—**	**—**	**235**	**—**	**—**	**235**
Final dividend in respect of the previous year approved and paid	**—**	**—**	**—**	**—**	**(2,412)**	**(2,412)**
Profit for the period	**—**	**—**	**—**	**2,193**	**—**	**2,193**
Proposed interim dividend (see note 6)	**—**	**—**	**—**	**(1,238)**	**1,238**	**—**
At 30th June 2003	**2,134**	**4,476**	**324**	**24,324**	**1,238**	**32,496**
At 1st January 2002						
— as previously reported	2,134	4,476	1	24,863	2,284	33,758
— prior year adjustment in respect of deferred taxation (see note 1)	—	—	—	(4,468)	—	(4,468)
— as restated	2,134	4,476	1	20,395	2,284	29,290
Exchange difference arising on translation of:						
— overseas subsidiaries	—	—	17	—	—	17
— overseas associates	—	—	43	—	—	43
Net gains not recognised in Profit and Loss Account	—	—	60	—	—	60
Final dividend in respect of the previous year approved and paid	—	—	—	—	(2,284)	(2,284)
Profit for the period	—	—	—	2,330	—	2,330
Proposed interim dividend (see note 6)	—	—	—	(1,238)	1,238	—
At 30th June 2002	2,134	4,476	61	21,487	1,238	29,396

The notes on pages 9 to 14 form part of these accounts.

NOTES ON THE UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Hong Kong Dollars)

1. Basis of Preparation

The interim financial report is unaudited, but has been reviewed by the Audit Committee.

The interim financial report has been prepared in accordance with the requirements set out in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

The accounting policies adopted are consistent with those set out in the 2002 annual accounts, except the Group has adopted the revised SSAP 12 "Income Taxes" which became effective on 1st January 2003.

In accordance with the revised SSAP 12 "Income Taxes", it requires full provision of deferred tax liabilities and full recognition of deferred tax assets for all temporary differences. Temporary differences are the differences between the carrying amount of an asset or a liability in the balance sheet and the amount attributed to that asset or liability for tax purposes. In prior years, deferred taxation is provided for all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future. The Group adopted this new accounting policy retrospectively, with the opening balances of revenue reserves and the comparative information adjusted for the amounts relating to the prior periods as disclosed in the Consolidated Statement of Changes in Equity.

2. Segmental Information

The analyses of the principal activities and geographical locations of the operations of the Group during the financial period are as follows:

	Turnover Six months ended 30th June **2003** ***($ million)***	 2002 *($ million)*	Operating profit Six months ended 30th June **2003** ***($ million)***	 2002 *($ million)*
Principal activities				
Sales of electricity and its related income	**5,179**	5,127	**3,095**	3,104
Technical service fees	**28**	29	**5**	11
Unallocated and other items	**—**	—	**52**	70
	5,207	5,156	**3,152**	3,185
Interest income			**388**	259
Finance costs			**(333)**	(261)
Unallocated group expenses			**(10)**	(14)
Operating profit			**3,197**	3,169

Geographical locations of operations

	Turnover Six months ended 30th June **2003** ***($ million)***	 2002 *($ million)*
Hong Kong	**5,200**	5,144
Rest of Asia and Australia	**7**	12
	5,207	5,156

3. Operating Profit

	Six months ended 30th June	
	2003	2002
	($ million)	*($ million)*
Operating profit is shown after charging/(crediting):		
Finance costs		
Interest on borrowings	**389**	366
Less: interest capitalised to fixed assets	**(54)**	(103)
interest transferred to fuel cost	**(2)**	(2)
	333	261
Depreciation		
Depreciation charges for the period	**961**	893
Less: depreciation capitalised	**(75)**	(78)
	886	815
Net loss on disposal of fixed assets	**2**	5
Net realised and unrealised gains on other investments carried at fair value	**(23)**	(54)

4. Taxation

	Six months ended 30th June	
	2003	2002
	($ million)	*($ million)*
Current Taxation:		
The Company and its subsidiaries — Hong Kong	**460**	405
Deferred Taxation:		
The Company and its subsidiaries — Hong Kong	**462**	77
Associates — Overseas	**55**	36
	517	113
Total	**977**	518

Hong Kong profits tax has been provided for at the rate of 17.5% (2002: 16%) based on the estimated assessable profits for the period. Overseas taxation has been provided for at the applicable rate on the estimated assessable profit.

5. Scheme of Control Transfers

The Scheme of Control transfers are a mid year notional transfer. The actual Scheme of Control transfers can only be determined in accordance with the Scheme of Control at the year end.

6. Proposed Interim Dividend

After the balance sheet date, the interim dividend proposed by the Board of Directors is as follows:

	Six months ended 30th June	
	2003	2002
	($ million)	*($ million)*
Proposed interim dividend of 58 cents per share (2002: 58 cents per share)	**1,238**	1,238

7. Earnings Per Share

The calculation of earnings per share is based on the profit attributable to shareholders of $2,193 million (2002: $2,330 million) and on 2,134,261,654 shares (2002: 2,134,261,654 shares) in issue during the period.

8. Fixed Assets

During the period, additions to property, plant and equipment amounted to $972 million (2002: $1,596 million). Net book value of property, plant and equipment disposed amounted to $58 million (2002: $24 million).

9. Trade and Other Receivables

	At 30th June 2003	At 31st December 2002
	($ million)	*($ million)*
Demand Side Management account	**41**	37
Debtors (see note below)	**1,262**	1,025
	1,303	1,062
Debtors' ageing is analysed as follows:		
Within 1 month	**639**	497
1 to 3 months overdue	**27**	26
More than 3 months overdue but less than 12 months overdue	**9**	9
Total trade debtors (see note below)	**675**	532
Deposits, prepayments and other receivables	**587**	493
	1,262	1,025

Electricity bills issued to domestic, small industrial and commercial and miscellaneous customers of electricity supplies are due upon presentation whereas maximum demand customers are allowed a credit period of 16 working days. If settlements by maximum demand customers are received after the credit period, The Hongkong Electric Company, Limited is entitled to add a surcharge of 5% to the respective bills.

10. Bank Balances and Other Liquid Funds

	At 30th June 2003 *($ million)*	At 31st December 2002 *($ million)*
Time deposits	**257**	109
Cash at bank and in hand	**16**	5
	273	114

11. Trade and Other Payables

	At 30th June 2003 *($ million)*	At 31st December 2002 *($ million)*
Creditors (see note below)	**921**	1,132
Current portion of deferred creditors	**212**	212
	1,133	1,344

Creditors' ageing is analysed as follows:

	At 30th June 2003 *($ million)*	At 31st December 2002 *($ million)*
Due within 1 month	**346**	353
Due between 1 month and 3 months	**109**	288
Due between 3 months and 12 months	**435**	454
	890	1,095
Other payables	**31**	37
	921	1,132

12. Share Capital

	Number of Shares	**At 30th June 2003** *($ million)*	At 31st December 2002 *($ million)*
Authorised			
Ordinary shares of $1 each	3,300,000,000	**3,300**	3,300
Issued and fully paid			
Ordinary shares of $1 each	2,134,261,654	**2,134**	2,134

There were no movements in the share capital of the Company during the period.

13. Related Party Transactions

The Group had the following significant related party transactions during the period:

	Six months ended 30th June 2003 ($ million)	2002 ($ million)
Purchase of coal	—	49
Purchase of electric appliances for residential premises	1	—
Purchase of limestone powder	2	3
Purchase of assets	1	15
Interest income	(383)	(257)

During the period, the related party transactions were conducted in accordance with the terms as disclosed in the latest published annual report.

14. Commitments

The Group's outstanding commitments not provided for in the accounts were as follows:

	At 30th June 2003 ($ million)	At 31st December 2002 ($ million)
Contracted for:		
Capital expenditure	2,189	2,448
Investment in associate	829	832
	3,018	3,280
Authorised but not contracted for:		
Capital expenditure	9,657	10,280

15. Contingent Liabilities

At 30th June 2003, there were contingent liabilities as follows:

— The Company has issued a performance guarantee for an associate and a letter of awareness in respect of banking facilities available to an associate amounting to $42 million (at 31st December 2002: $41 million).

— The Company has given a counter indemnity for a subsidiary, guarantees in respect of credit facilities available to subsidiaries and financial commitments of subsidiaries totalling $11,845 million (at 31st December 2002: $12,691 million) equivalent.

16. Comparative Figures

Certain comparative figures have been reclassified to conform to the current financial period's presentation, details of which are set out in note 1.

OTHER INFORMATION

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's issued shares during the period under review.

Code of Best Practice

None of the Directors is aware of information that would reasonably indicate the Company is not, or was not for any part of the accounting period covered by this Interim Report, in compliance with Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors' Interests

At 30th June 2003, the interests of the Directors in the issued share capital of the Company and its associated corporations (within the meaning of the Securities and Futures Ordinance ("SF Ordinance")) as recorded in the register required to be kept under section 352 of the SF Ordinance were as follows:

		Number of Shares of $1 each					Percentage of
Name of Director	Capacity	Personal	Family	Corporate	Other	Total	Shareholding
Victor Li Tzar-kuoi	Interest of child or spouse & beneficiary of trusts	—	151,000	—	829,599,612 *(Notes 1 & 2)*	829,750,612	38.88%
Ronald Joseph Arculli	—	—	—	2,011	—	2,011	—
Francis Lee Lan-yee	—	739	—	—	—	739	—

Notes:

(1) *These shares are held by subsidiaries of Cheung Kong Infrastructure Holdings Limited ("CKI").*

The discretionary beneficiaries of each of The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2") are, inter alia, Mr. Victor Li Tzar-kuoi, his wife and children, and Mr. Richard Li Tzar-kai. Each of Li Ka-Shing Unity Trustee Corporation Limited ("TDT1", which is the trustee of DT1) and Li Ka-Shing Unity Trustcorp Limited ("TDT2", which is the trustee of DT2) holds units in The Li Ka-Shing Unity Trust ("UT1") but is not entitled to any interest or share in any particular property comprising the trust assets of the said unit trust. Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of UT1 and its related companies in which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings ("TUT1 related companies") hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited ("CKH"). Certain subsidiaries of CKH in turn together hold more than one-third of the issued share capital of Hutchison Whampoa Limited ("HWL"). A subsidiary of HWL in turn holds more than one-third of the issued share capital of CKI.

The entire issued share capital of TUT1 and of the trustees of DT1 and DT2 are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Each of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai is interested in one-third of the entire issued share capital of Unity Holdco. TUT1 is only interested in the shares of CKH by reason only of its obligation and power to hold interests in those shares in its ordinary course of business as trustee and, when performing its functions as trustee, exercises its power to hold interests in the shares of CKH independently without any reference to Unity Holdco or any of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai as a holder of the shares of Unity Holdco as aforesaid.

By virtue of the above and as a discretionary beneficiary of each of DT1 and DT2 and as a Director of CKH, Mr. Victor Li Tzar-kuoi is taken to have a duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies, the shares of HWL held by the subsidiaries of CKH, the shares of CKI held by the subsidiary of HWL and the shares of the Company held by the subsidiaries of CKI under the SF Ordinance as a Director of the Company. Although Mr. Richard Li Tzar-kai is interested in one-third of the entire issued share capital of Unity Holdco and is a discretionary beneficiary of each of DT1 and DT2, he is not a director of CKH and has no duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies under the SF Ordinance.

(2) *Mr. Victor Li Tzar-kuoi, by virtue of his interests as described in Note (1) above and as a Director of the Company, is also deemed to be interested in the shares of subsidiaries and associated companies of the Company held through the Company under the SF Ordinance.*

Save as disclosed herein, at 30th June 2003, none of the Directors had any interest in the equity or debt securities of the Company or any associated corporation.

Substantial Shareholders' Interests

At 30th June 2003, in addition to the interests disclosed above in respect of the Directors, the following companies and person were interested in 5% or more of the issued share capital of the Company according to the register kept under section 336 of the Securities and Futures Ordinance (the "SF Ordinance") and information received by the Company:

(1) Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust ("DT1"), Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust ("DT2"), Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Cheung Kong (Holdings) Limited, Hutchison Whampoa Limited and its subsidiaries, Hutchison International Limited and Hutchison Infrastructure Holdings Limited, Cheung Kong Infrastructure Holdings Limited and its subsidiary, Hyford Limited are each taken to have an interest in the same 829,599,612 shares of the Company as described in Note (1) under Directors' Interests in accordance with the provisions of the SF Ordinance.

(2) Mr. Li Ka-shing is taken to have an interest in the same 829,599,612 shares of the Company mentioned above in accordance with the provisions of the SF Ordinance by virtue of himself being the settlor and may being regarded as a founder of each of DT1 and DT2 under the SF Ordinance and his owning one-third of the issued share capital of Li Ka-Shing Unity Holdings Limited as described in Note (1) under Directors' Interests.

(3) Interman Development Inc., Venniton Development Inc., Monitor Equities S.A. and Univest Equity S.A., all subsidiaries of Hyford Limited are taken to have an interest in 186,736,842 shares, 197,597,511 shares, 287,211,674 shares and 279,011,102 shares respectively which are duplicated in the same 829,599,612 shares of the Company mentioned above in accordance with the provisions of the SF Ordinance.


HONGKONG ELECTRIC GROUP

Hongkong Electric Holdings Limited

香港電燈集團有限公司

二零零三年中期報告

董事局主席報告

中期業績

二零零三年集團首六個月未經審核之綜合溢利，經扣除稅項及作管制計劃調撥後，為港幣二十一億九千三百萬元，較去年同期減少百分之五點九。集團本地業務之盈利下跌百分之九點六，主要由於新會計實務準則之收益稅計算，使稅項開支及撥備上升，加上稅率調升，另非典型肺炎後整體市道疲弱，使售電量較去年同期減少百分之一點二所致。其中部份跌幅已因海外業務盈利上升而得以抵銷。

中期息

董事局宣佈派發中期息每股五角八分 (二零零二年為五角八分) 予二零零三年九月二十五日已登記在股東名冊之股份持有人。

本公司將於二零零三年九月十八日至二零零三年九月二十五日 (首尾兩天包括在內) 停止辦理過戶手續。凡擬收取中期息之人士，須於二零零三年九月十七日下午四時前向股權登記處辦理過戶手續。

業務

非典型肺炎於三月份在香港爆發，嚴重影響公司眾多用戶，其中尤以飲食、酒店、零售及服務業為甚。由於經濟活動呆滯，耗電量亦受到影響。加上二零零三年上半年的天氣較去年清涼，二零零三年首六個月的售電量較去年同期下降百分之一點二。

就面對非典型肺炎打擊最嚴重之客戶，公司推出一項貸款保證計劃，向貸款機構提供擔保，方便客戶以非常吸引的條款獲取借貸，用以支付最高達三個月之電費。

集團將繼續緊密留意二零零三年首半年用電需求疲弱的情況。短期方面，售電量及最高負荷將隨著本公司供電區內多個物業發展項目相繼落成入伙而獲得支持。就中、長期而言，電力需求亦將隨著人口增長及配套之基建擴建工程而增加。為應付需求，南丫發電廠擴建工程將如期進行。首台300兆瓦發電機組的地盤平整及打樁工程已大致完成。由於公司未來的發電機組將採用天然氣作為燃料，公司於二零零三年三月已在北京簽訂一份長期供氣合約，由廣東液化天然氣站提供天然氣。

海外業務方面，集團在澳洲之業務持續穩步發展。來自Powercor及ETSA Utilities之盈利，加上集團於二零零二年八月與長江基建集團有限公司以同等權益收購之CitiPower首次入賬，三者對集團之盈利貢獻較去年上升百分之四十六點五。

展望

在香港，公司將繼續不斷提升生產力及評審營運上的每個環節，務求在多方面節省成本下可使客戶獲益。公司在資本開支的項目上，亦表現出充份彈性，使資本開支符合需求增長，故資產亦只在有需要的情況下，按經濟及市場環境增加。以示公司貫徹其承擔，根據與政府所簽的管制計劃，以最低成本為客戶提供可靠電力，應付現在及未來的需要。

分散盈利來源仍然是集團的主要策略。集團穩健之財務基礎將有助我們繼續在全球各地物色合適投資機會，於合理風險下為集團提供可接受之收益。

主席
麥理思

香港，二零零三年八月七日

財務回顧

資本開支，流動資金，財政資源及資本負債比率

集團於期內之資本開支為港幣九億七千二百萬元，該資本開支主要以內部資源支付。於二零零三年六月三十日，向外貸款總額為港幣一百五十三億六千五百萬元(於二零零二年十二月三十一日為港幣一百六十三億五千四百萬元)，包括無抵押之銀行貸款、無抵押之遞延應付賬項及已發行之債務證券。此外，集團已承擔但未動用之信貸總額為港幣四十七億元(於二零零二年十二月三十一日為港幣四十四億八千萬元)。於二零零三年六月三十日，集團之資本負債比率(淨負債／股東資金)為百分之四十六(於二零零二年十二月三十一日為百分之五十)。

庫務政策及資本結構

集團繼續確保以各種不同而又優越的財務資源提供業務所需資金，及運用已承擔之信貸安排，提供未來發展之資金需求。並且在穩健的基礎上靈活地管理外匯和利率風險。

於二零零三年六月三十日，集團向外貸款為港幣一百五十三億六千五百萬元，其結構如下：

(一) 百分之六十以港元為單位或透過有效對沖為港元及百分之四十以澳元為單位或透過有效掉換為澳元；

(二) 百分之六十二為銀行貸款，百分之三十一為資本市場工具及百分之七為供應商信貸；

(三) 百分之二十一貸款在一年內償還，百分之六十九貸款償還期為二至五年及百分之十貸款償還期超越五年；

(四) 百分之七十八為定息或上限息類別及百分之二十二為浮息類別。

集團的庫務政策是不參與投機性交易。根據庫務指引採用遠期合約、利率及外匯掉期合約以管理外幣交易風險。於二零零三年六月三十日，集團超過百分之九十之交易風險已作對沖或以港元或美元為單位。海外投資所產生的外匯風險，已安排相等水平的當地貨幣借貸以對沖外匯風險。集團利用利率掉期和利率上限期權合約以管理利率風險。於二零零三年六月三十日，未履行的衍生工具合約名義總額為港幣等值一百九十億四千九百萬元(於二零零二年十二月三十一日為港幣一百八十三億五千八百萬元)。

或有債務

於二零零三年六月三十日，本公司為一間聯營公司發出一項履行擔保及就給予一間聯營公司的銀行備用信貸而發出一封知悉書合共港幣四千二百萬元(於二零零二年十二月三十一日為港幣四千一百萬元)。

於二零零三年六月三十日，本公司為一間附屬公司發出一項反賠償保證，本公司就附屬公司之信貸額及附屬公司之財務承擔而作出擔保，合共港幣等值一百一十八億四千五百萬元(於二零零二年十二月三十一日為港幣一百二十六億九千一百萬元)。在該或有債務中，港幣一百一十億一千一百萬元已反映在集團的綜合資產負債表內。

僱員

集團繼續採用按員工表現以釐定薪酬的政策，及經常留意市場薪酬水平以確保薪酬具競爭力。截至二零零三年六月三十日止之六個月，除董事酬金外，集團的員工薪酬總支出達港幣五億一千萬元(二零零二年為港幣五億三千四百萬元)。於二零零三年六月三十日，集團長期僱員人數為二千一百七十三名(二零零二年為二千二百八十六名)。集團並無股份配售計劃。

集團除給予大學畢業生、見習技術員和學徒完善培訓課程外，亦提供語言、電腦知識、與本行業有關的先進技術及各樣與工作相關的訓練課程，藉此增加員工多方面的技術和知識。

未經審核綜合損益表

截至二零零三年六月三十日止之六個月

	附註	截至六月三十日止之六個月 二零零三年 (港幣百萬元計)	二零零二年 (港幣百萬元計) 重報
營業額	二	**5,207**	5,156
直接成本		**(1,865)**	(1,798)
		3,342	3,358
其他收入及收益淨額		**453**	342
其他營運成本		**(265)**	(270)
財務成本		**(333)**	(261)
經營溢利	三	**3,197**	3,169
所佔聯營公司之損益		**127**	99
除稅前溢利		**3,324**	3,268
稅項	四	**(977)**	(518)
除稅後溢利		**2,347**	2,750
管制計劃調撥撥入：	五		
發展基金		**(151)**	(417)
減費儲備		**(3)**	(3)
		(154)	(420)
股東應得溢利			
香港業務		**1,966**	2,175
海外業務		**227**	155
總數		**2,193**	2,330
擬派中期股息	六	**1,238**	1,238
每股溢利	七	**103分**	109分
每股擬派中期股息	六	**58分**	58分

載於第九頁至第十四頁之賬項附註為本賬項之一部份。

綜合資產負債表

於二零零三年六月三十日

	附註	(未經審核) 二零零三年 六月三十日 (港幣百萬元計)	(經審核) 二零零二年 十二月三十一日 (港幣百萬元計) 重報
資產			
非流動資產			
固定資產			
一物業、機器及設備		**42,214**	42,049
一在建造中資產		**2,941**	3,153
	八	**45,155**	45,202
聯營公司權益		**7,675**	7,982
其他財務資產		**115**	405
僱員退休福利資產		**242**	228
		53,187	53,817
流動資產			
存貨		**409**	412
應收營業及其他賬項	九	**1,303**	1,062
燃料價條款賬		**1,184**	1,235
銀行結存及其他流動資金	十	**273**	114
		3,169	2,823
流動負債			
應付營業及其他賬項	十一	**(1,133)**	(1,344)
銀行透支一無抵押		**(5)**	(10)
銀行貸款流動部份及其他貸款		**(2,969)**	(3,270)
稅項		**(703)**	(425)
		(4,810)	(5,049)
流動負債淨額		**(1,641)**	(2,226)
總資產減流動負債		**51,546**	51,591
非流動負債			
計息貸款		**(11,313)**	(11,890)
遞延應付賬項		**(866)**	(972)
客戶按金		**(1,363)**	(1,350)
遞延稅項		**(5,169)**	(4,671)
僱員退休福利負債		**(85)**	(79)
		(18,796)	(18,962)
減費儲備		**(8)**	(10)
發展基金		**(246)**	(139)
資產淨值		**32,496**	32,480
資本及儲備			
股本	十二	**2,134**	2,134
儲備		**30,362**	30,346
		32,496	32,480

載於第九頁至第十四頁之賬項附註為本賬項之一部份。

未經審核簡明綜合現金流量表

截至二零零三年六月三十日止之六個月

	截至六月三十日止之六個月	
	二零零三年 *(港幣百萬元計)*	二零零二年 *(港幣百萬元計)*
來自營運活動之現金淨額	**3,584**	2,826
來自／(用於)投資活動之現金淨額	**926**	(1,887)
用於融資活動之現金淨額	**(4,346)**	(1,337)
現金及現金等值項目之增加／(減少)淨額	**164**	(398)
期初之現金及現金等值項目	**104**	573
期末之現金及現金等值項目	**268**	175
現金及現金等值結存分析		
銀行結存及其他流動資金	**273**	180
銀行透支 — 無抵押	**(5)**	(5)
	268	175

載於第九頁至第十四頁之賬項附註為本賬項之一部份。

未經審核綜合權益變動報表

截至二零零三年六月三十日止之六個月

(港幣百萬元計)	股本	股本溢價	匯兑儲備	收益儲備	擬派股息	總數
二零零三年一月一日						
— 早期呈報	**2,134**	**4,476**	**89**	**28,040**	**2,412**	**37,151**
— 遞延税項之前期調整 (參閱附註一)	**—**	**—**	**—**	**(4,671)**	**—**	**(4,671)**
— 已重報	**2,134**	**4,476**	**89**	**23,369**	**2,412**	**32,480**
換算下列各項的匯兑差額：						
— 海外附屬公司	**—**	**—**	**148**	**—**	**—**	**148**
— 海外聯營公司	**—**	**—**	**87**	**—**	**—**	**87**
未在損益賬確認的淨收益	**—**	**—**	**235**	**—**	**—**	**235**
已核準並派發之上年度末期股息	**—**	**—**	**—**	**—**	**(2,412)**	**(2,412)**
本期溢利	**—**	**—**	**—**	**2,193**	**—**	**2,193**
擬派中期股息 (參閱附註六)	**—**	**—**	**—**	**(1,238)**	**1,238**	**—**
二零零三年六月三十日	**2,134**	**4,476**	**324**	**24,324**	**1,238**	**32,496**
二零零二年一月一日						
— 早期呈報	2,134	4,476	1	24,863	2,284	33,758
— 遞延税項之前期調整 (參閱附註一)	—	—	—	(4,468)	—	(4,468)
— 已重報	2,134	4,476	1	20,395	2,284	29,290
換算下列各項的匯兑差額：						
— 海外附屬公司	—	—	17	—	—	17
— 海外聯營公司	—	—	43	—	—	43
未在損益賬確認的淨收益	—	—	60	—	—	60
已核準並派發之上年度末期股息	—	—	—	—	(2,284)	(2,284)
本期溢利	—	—	—	2,330	—	2,330
擬派中期股息 (參閱附註六)	—	—	—	(1,238)	1,238	—
二零零二年六月三十日	2,134	4,476	61	21,487	1,238	29,396

載於第九頁至第十四頁之賬項附註為本賬項之一部份。

一. 編製的基準

本中期財務報告乃未經審核，但已由審計委員會作出審閱。

本集團之中期財務報告乃根據香港聯合交易所有限公司證券上市規則附錄十六及香港會計師公會所頒佈之會計實務準則(「會計準則」)第二十五號「中期財務報告」之有關要求所編製而成。

本中期財務報告所採用之會計政策與編製二零零二年全年財務報表所用者相同，惟本集團採用已於二零零三年一月一日生效之經修訂會計準則第十二號「收益稅」。

根據經修訂之會計準則第十二號「收益稅」，需要為所有暫時性差異所產生之遞延稅項負債作全面準備及遞延稅項資產作全面確認。暫時性差異是指在資產負債表內之資產或負債之賬面金額與該資產或負債所屬稅項金額之間的差異。在前期，收益及支出的會計與稅務處理方法之間產生之所有重大時差，而相當可能於可見未來實現的稅項影響，便作出遞延稅項準備。本集團已追溯採用此新會計政策，故綜合權益變動報表所列報的收益儲備的期初結餘及比較資料，均已就有關過往期間的受影響數額作出調整。

二. 分部資料

本集團於本財政期內的主要業務及經營地區分析如下：

	營業額 截至六月三十日止之六個月		經營溢利 截至六月三十日止之六個月	
	二零零三年 ***(百萬元計)***	二零零二年 *(百萬元計)*	**二零零三年** ***(百萬元計)***	二零零二年 *(百萬元計)*
主要業務				
電力銷售及 電力有關收入	**5,179**	5,127	**3,095**	3,104
技術服務收入	**28**	29	**5**	11
未分配及 其他項目	**—**	—	**52**	70
	5,207	5,156	**3,152**	3,185
利息收入			**388**	259
財務成本			**(333)**	(261)
未分配的集團支出			**(10)**	(14)
經營溢利			**3,197**	3,169

經營地區

	營業額 截至六月三十日止之六個月	
	二零零三年 ***(百萬元計)***	二零零二年 *(百萬元計)*
香港	**5,200**	5,144
其他亞洲國家和澳洲	**7**	12
	5,207	5,156

三. 經營溢利

	截至六月三十日止之六個月	
	二零零三年	二零零二年
	(百萬元計)	*(百萬元計)*
經營溢利已扣除／(計入)下列項目:		
財務成本		
貸款利息	**389**	366
減去：轉作固定資產之利息	**(54)**	(103)
轉作燃料成本之利息	**(2)**	(2)
	333	261
折舊		
期內之折舊費用	**961**	893
減去：折舊資本化	**(75)**	(78)
	886	815
變賣固定資產淨虧損	**2**	5
以公平價值列賬之其他投資之已實現及未實現收益淨額	**(23)**	(54)

四. 稅項

	截至六月三十日止之六個月	
	二零零三年	二零零二年
	(百萬元計)	*(百萬元計)*
本期稅項:		
本公司及其附屬公司 — 香港	**460**	405
遞延稅項:		
本公司及其附屬公司 — 香港	**462**	77
聯營公司 — 海外	**55**	36
	517	113
總數	**977**	518

香港利得稅準備乃按照期內估計應課稅溢利以稅率百分之十七點五(二零零二年為百分之十六)計算。海外稅項準備乃按照估計應課稅溢利以適用的稅率計算。

五. 管制計劃調撥

管制計劃調撥乃一項年中之暫計調撥。管制計劃調撥之確實數目只能於年底結算時根據管制計劃確定。

六. 擬派中期股息

在資產負債表日後，董事局擬派中期股息如下：

	截至六月三十日止之六個月	
	二零零三年	二零零二年
	(百萬元計)	*(百萬元計)*
擬派中期股息每股五角八分 (二零零二年為每股五角八分)	**1,238**	1,238

七. 每股溢利

每股溢利乃按照股東應得溢利二十一億九千三百萬元(二零零二年為二十三億三千萬元)及本期內已發行股數2,134,261,654股(二零零二年為2,134,261,654股)計算。

八. 固定資產

本集團於期內增加的物業、機器及設備為九億七千二百萬元(二零零二年為十五億九千六百萬元)。而變賣的物業、機器及設備，其賬面淨值為五千八百萬元(二零零二年為二千四百萬元)。

九. 應收營業及其他賬項

	二零零三年 六月三十日	二零零二年 十二月三十一日
	(百萬元計)	*(百萬元計)*
電力需求管理賬	**41**	37
應收賬項(參閱下列附註)	**1,262**	1,025
	1,303	1,062

應收賬項賬齡分析如下：

少於一個月	**639**	497
一至三個月過期未付	**27**	26
超過三個月但少於十二個月過期未付	**9**	9
總應收營業賬項(參閱下列附註)	**675**	532
定金、預付款項及其他應收賬項	**587**	493
	1,262	1,025

發給家庭、小型工業和商業及雜項供電客戶的電費賬單，收到時已到期，須立即繳付。發給最高負荷供電客戶的賬單，將給予十六個工作天的信用期限。最高負荷供電客戶如在信用期限後付賬，則香港電燈有限公司可另加百分之五附加費於賬單內。

十. 銀行結存及其他流動資金

	二零零三年六月三十日 (百萬元計)	二零零二年十二月三十一日 (百萬元計)
定期存款	**257**	109
銀行存款及現金	**16**	5
	273	114

十一. 應付營業及其他賬項

	二零零三年六月三十日 (百萬元計)	二零零二年十二月三十一日 (百萬元計)
應付賬項(參閱下列附註)	**921**	1,132
遞延應付賬項流動部份	**212**	212
	1,133	1,344

應付賬項賬齡分析如下：

	二零零三年六月三十日 (百萬元計)	二零零二年十二月三十一日 (百萬元計)
一個月內到期	**346**	353
一個月至三個月內到期	**109**	288
三個月至十二個月內到期	**435**	454
	890	1,095
其他應付賬項	**31**	37
	921	1,132

十二. 股本

	股數	二零零三年六月三十日 (百萬元計)	二零零二年十二月三十一日 (百萬元計)
法定股本			
每股一元之普通股	3,300,000,000	**3,300**	3,300
已發行及繳足股本			
每股一元之普通股	2,134,261,654	**2,134**	2,134

在期內，本公司的股本並沒有任何變動。

十三. 有關連人士交易

本集團在期內有以下主要有關連人士交易：

	截至六月三十日止之六個月	
	二零零三年	二零零二年
	(百萬元計)	*(百萬元計)*
購買燃煤	**—**	49
購買電器設備給予住宅樓宇	**1**	—
購買石灰石粉	**2**	3
購買資產	**1**	15
利息收入	**(383)**	(257)

在期內之有關連人士交易乃根據最近公佈之年報內披露的條款進行。

十四. 承擔

本集團之未償付而又未在賬項內提撥準備的承擔如下：

	二零零三年六月三十日	二零零二年十二月三十一日
	(百萬元計)	*(百萬元計)*
已簽約：		
資本支出	**2,189**	2,448
聯營公司的投資	**829**	832
	3,018	3,280
已批准但未簽約：		
資本支出	**9,657**	10,280

十五. 或有債務

於二零零三年六月三十日，本公司有下列之或有債務：

— 本公司為一間聯營公司發出一項履行擔保及就給予一間聯營公司的銀行備用信貸而發出一封知悉書合共四千二百萬元(於二零零二年十二月三十一日為四千一百萬元)。

— 本公司為一間附屬公司發出一項反賠償保證，本公司就附屬公司之信貸額及附屬公司之財務承擔而作出擔保，合共等值一百一十八億四千五百萬元(於二零零二年十二月三十一日為一百二十六億九千一百萬元)而作出擔保及反賠償保證。

十六. 比較數字

為配合本期財務報告之呈報形式之需要，若干比較數字已作適當調整，有關詳情載於附註一。

其他資料

購回、出售或贖回本公司之股份

本公司及其附屬公司於期內並無購回、出售或贖回本公司之股份。

最佳應用守則

本公司並無任何董事知悉任何資料，足以合理地指出本公司於本中期報告所包括會計期間，未有遵守香港聯合交易所有限公司證券上市規則附錄十四的規定。

董事權益

按照證券及期貨條例第三百五十二條而存放之登記冊所記錄，本公司各董事於二零零三年六月三十日持有本公司及其相聯公司之股份權益如下：

		持有本公司每股一元股份數目					已發行股
董事姓名	身份	個人	家族	公司	其他	總數	份百分比
李澤鉅先生	子女或配偶權益及信託受益人	—	151,000	—	829,599,612 (附註一及二)	829,750,612	38.88%
夏佳理先生	—	—	—	2,011	—	2,011	—
李蘭意先生	—	739	—	—	—	739	—

附註：

(一) 該等股份由長江基建集團有限公司(「長江基建」)之若干附屬公司持有。

The Li Ka-Shing Unity Discretionary Trust(「DT1」)及另一全權信託(「DT2」)之可能受益人包括李澤鉅先生、其妻子與子女，及李澤楷先生。Li Ka-Shing Unity Trustee Corporation Limited(「TDT1」，為DT1之信託人)及Li Ka-Shing Unity Trustcorp Limited(「TDT2」，為DT2之信託人)持有若干The Li Ka-Shing Unity Trust(「UT1」)單位，但此等全權信託並無於該單位信託之任何信託資產物業中具任何利益或股份。Li Ka-Shing Unity Trustee Company Limited(「TUT1」)以UT1信託人身分及若干同為TUT1以UT1信託人身分擁有在其股東大會上行使或控制行使三分之一以上投票權之相關公司(「TUT1相關公司」)共同持有長江實業(集團)有限公司(「長實」)三分之一以上之已發行股本。而長實若干附屬公司合共持有和記黃埔有限公司(「和記黃埔」)三分之一以上之已發行股本。而和記黃埔一間附屬公司，持有長江基建三分之一以上已發行股本。

TUT1及DT1與DT2信託人之全部已發行股本由Li Ka-Shing Unity Holdings Limited(「Unity Holdco」)擁有。李嘉誠先生、李澤鉅先生及李澤楷先生各自擁有Unity Holdco三分之一全部已發行股本。TUT1擁有長實之股份權益只為履行其作為信託人之責任及權力而從事一般正常業務，並可以信託人身分獨立行使其持有長實股份權益之權力而毋須向Unity Holdco或上文所述之Unity Holdco股份持有人李嘉誠先生、李澤鉅先生及李澤楷先生徵詢任何意見。

根據證券及期貨條例，李澤鉅先生身為本公司董事，由於根據上文所述及作為 DT1 及 DT2 全權信託之可能受益人及身為長實董事，被視為須就由 TUT1 以 UT1 信託人身分及 TUT1 相關公司持有之長實股份、長實附屬公司持有之和記黃埔股份、和記黃埔附屬公司持有之長江基建股份，以及長江基建附屬公司持有之本公司股份申報權益。雖然李澤楷先生擁有 Unity Holdco 三分之一已發行股本及為DT1及DT2全權信託之可能受益人，惟李澤楷先生並非長實董事，因此根據證券及期貨條例毋須就 TUT1 以 UT1 信託人身分及TUT1 相關公司持有之長實股份申報權益。

(二) 李澤鉅先生按附註(一)所述被視作持有該等股份，又身為本公司董事，故亦根據證券及期貨條例被視作透過本公司持有本公司附屬及聯營公司之股份權益。

除於此公開者外，於二零零三年六月三十日，並無任何一位董事持有本公司或其任何相聯公司之股份權益或債務證券。

主要股東權益

除上述公開之董事權益外，於二零零三年六月三十日，根據證券及期貨條例第三百三十六條而存放之登記冊之記錄及本公司所收到之資料，以下為持有本公司已發行股本百分之五或以上股份權益之公司或人士：

(一) Li Ka-Shing Unity Trustee Corporation Limited以The Li Ka-Shing Unity Discretionary Trust(「DT1」)信託人身份、Li Ka-Shing Unity Trustcorp Limited以另一全權信託之信託人身份(「DT2」)、Li Ka-Shing Unity Trustee Company Limited以The Li Ka-Shing Unity Trust信託人身份、長江實業(集團)有限公司、和記黃埔有限公司及其附屬公司和記企業有限公司及Hutchison Infrastructure Holdings有限公司、長江基建集團有限公司及其附屬公司Hyford有限公司各根據證券及期貨條例，均被視作持有上述董事權益附註(一)所指之829,599,612股本公司股份。

(二) 李嘉誠先生身為財產授與人，及就證券及期貨條例而言，亦分別被視為DT1及DT2之成立人，及其按附註(一)董事權益內所述持有Li Ka-Shing Unity Holdings Limited三分之一以上已發行股本，根據證券及期貨條例，李嘉誠先生被視作持有上述相同之829,599,612股本公司股份。

(三) Hyford有限公司之附屬公司Interman Development Inc., Venniton Development Inc., Monitor Equities S.A.及Univest Equity S.A.根據證券及期貨條例被視作分別持有186,736,842股，197,597,511股，287,211,674股及279,011,102股，而該等股份已包括在上述之829,599,612股內。